Exhibit 15.6

[IMS HEALTH HQ LIMITED LETTERHEAD]

AstraZeneca PLC
Legal & Secretary’s Department
2 Kingdom Street
London
W2 6BD
For the attention of Adrian Kemp
By fax 020 7604 8151 & by post

 10 March, 2015

Dear Ladies and Gentlemen

IMS DATA DISCLOSURE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2014

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the US Securities and Exchange Commission, IMS Health HQ Limited hereby authorizes AstraZeneca to refer to IMS Health and certain pharmaceutical industry data derived by IMS Health, as identified (highlighted in yellow) on the pages annexed hereto as Exhibit A, a selection of pages from AstraZeneca’s Annual Report and Form 20-F Information for the fiscal year ended December 31, 2014 (the “Annual Report”), which is incorporated by reference in the registration statements No. 33-83774 for AstraZeneca and Zeneca Wilmington Inc. and No. 333-145848, No. 333-114165, No. 333-171306 and No. 333-192551 for AstraZeneca, each on Form F-3, and in the registration statements No. 333-09060, No. 333-09062, No. 33-65362, No, 33-65366, No. 333-12310, No. 333-12426, No. 333-12428, No. 333-13328, No. 333-13918, No. 333-124689, No. 333-152767 and No. 333-170381 on Form S-8 for AstraZeneca.

IMS Health’s authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)	IMS Health has not been provided with a full copy of the draft Annual Report but only a very limited number of pages from the documents as indicated above;

2)
IMS Health has not undertaken an independent review of the information disclosed in the Annual Report other than to discuss our observations as to the accuracy of the information relating to IMS Health and certain pharmaceutical industry data derived by IMS Health;

3)
AstraZeneca acknowledges and agrees that IMS Health shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize IMS Health as such; and

4)
AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to IMS Health, set forth in the Annual Report as filed with the SEC and agrees to indemnify IMS Health from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ James E. Salitan

James E. Salitan
Vice President and Associate General Counsel, EMEA Region
For and on behalf of IMS Health HQ Limited

ACCEPTED AND AGREED

This 10th day of March 2015

AstraZeneca PLC

/s/ Adrian Kemp

Name: Adrian Kemp
Title: Company Secretary

Strategic Report            > Strategy

Marketplace

Overview

>	Global pharmaceutical sales grew by 8.3% in 2014

>	The sector remains highly competitive

>	Patient populations are expanding and ageing

>	Non-communicable diseases account for over two-thirds of deaths globally

>	Improving R&D productivity is a critical pharmaceutical challenge

>	A highly regulated sector reflects the demand for safe, effective and high-quality medicines

>	Pricing and reimbursement continue to be challenging

>	Patents are expiring on some of the biggest-selling drugs ever produced

>	The sector faces challenges in building and maintaining trust

Continuing recovery

The global economy continues to recover from the 2008/2009 financial crisis. Risks remain, however, and geopolitical developments could threaten more balanced, sustainable growth.

As shown in the table opposite, global pharmaceutical sales grew by 8.3% in 2014. Established Markets saw average revenue growth of 7.3% while Emerging Markets’ revenue growth was 58% higher at 11.6%. The US, Japan, China, Germany and France are the world’s top five pharmaceutical markets. In 2014, the US had 40.4% of global sales (2013: 39.1%; 2012: 40.2%).

While demand for healthcare continues to increase – a favourable trend for long-term industry growth – challenges remain. Such challenges include expiring patents, competition from and growing use of generic medicines, obtaining regulatory approval, securing reimbursement for new medicines, improving R&D productivity and attaining pricing and sales sufficient to generate revenue and sustain the cycle of innovation.

Competition

Our industry remains highly competitive. It includes large, research-based pharmaceutical companies (such as AstraZeneca) that discover, develop and sell innovative, patent-protected prescription medicines and vaccines, smaller biotechnology and vaccine businesses, and companies that produce generic medicines. While many of our peers face similar challenges, they tackle them in different ways. Some companies have pursued a strategy focused on branded prescription pharmaceuticals while others have diversified by acquiring or building branded generics businesses or consumer portfolios. A number of companies are focused on improving R&D productivity and operational efficiency, while others have expanded geographically, especially in Emerging Markets and Japan. Throughout the industry, business development, including licensing and collaborations, and competition for business development opportunities, increased in 2014.

The industry shift away from developing primary care medicines continued, with an increased emphasis on oncology and other specialty care diseases with high unmet medical need. In 2014, primary care medicines only accounted for approximately one-quarter of new FDA-approved NMEs.

Growth drivers

Expanding patient populations

The world’s population is expected to rise from some seven billion today to nine billion by 2050. Also increasing is the number of people accessing healthcare and healthcare spending, particularly by the elderly. In the five years to 2018, the number of people over the age of 65 will rise by some 83 million, constituting almost 30% of the world’s population growth.

As the diagram overleaf shows, we expect developing markets to continue to spearhead pharmaceutical growth. Sales are expected to rise at double-digit rates across much of Asia, Latin America and Africa. Sales in the US grew in 2014 for the first time in two years.

14	AstraZeneca Annual Report and Form 20-F Information 2014

The global economy

continues to recover

from the 2008/2009

financial crisis. Risks

remain, however…”

Unmet medical need

The prevalence of non-communicable diseases (NCDs), such as cancer and cardiovascular, metabolic and respiratory diseases, is increasing worldwide. NCDs are often associated with ageing populations and lifestyle choices, including smoking, diet and lack of exercise – and many require long-term management. In 2012, NCDs accounted for 68% of deaths globally; nearly three-quarters of these deaths were in low-and middle-income countries. By 2030, deaths from cardiovascular diseases are likely to rise to 23.3 million annually. Annual cancer cases are forecast to increase from 14 million in 2012 to 22 million worldwide over the next 20 years.

Advances in science and technology

Innovation is critical to addressing unmet medical need. The delivery of new medicines will rely on a more advanced understanding of disease and the use of new technology and approaches, such as personalised healthcare (PHC) and predictive science.

Technological breakthroughs in the design and testing of novel compounds present fresh opportunities for using small molecules as the basis for new medicines. The use of large molecules, or biologics, has also become an important source of innovation. Biologics are among the most commercially successful new products. By 2020, biologics are expected to account for more than half of the world’s top 100 pharmaceutical products. In 2013, the figure was 45%, having risen from 21% in 2006. As such, most pharmaceutical companies now pursue R&D in both small molecules and biologics.

The challenges

R&D productivity

Improving R&D productivity is a critical challenge for the pharmaceutical industry. Global R&D investment reached an estimated $141 billion in 2014, a 31% increase from $108 billion in 2006. While the growth rate of R&D spend has slowed in recent years, pharmaceutical companies continue to deliver new medicines. In 2014, the FDA approved 41 NMEs – the highest number in 18 years (2013: 27).

To ensure sustainable returns on R&D investment, the industry is working to increase its success rate in developing commercially viable new drugs while achieving a lower, more flexible cost base. Regulators and payers, however, are demanding greater evidence of comparative effectiveness of medicines, which increases development times and costs.

Fortunately, innovative technology is helping accelerate product approvals. A greater emphasis on Proof of Concept is also helping improve productivity and reduce costs by showing the potential efficacy of drugs earlier in the development process.

83m In the five years to 2018, the number of people over the age of 65 is forecast to rise by approximately 83 million, accounting for nearly 30% of the world’s population growth.

Global pharmaceutical sales

World $bn

$903bn (+8.3%)

US $bn

$365bn (+11.8%)

Europe $bn

$216bn (+3.3%)

Established ROW $bn

$114bn (+1.8%)

Emerging Markets $bn

$208bn (+11.6%)

Data based on world market sales using AstraZeneca market definitions as set out in the Market definitions on page 239. Source: IMS Health, IMS Midas Quantum Q3 2014 (including US data). Reported values and growth are based at CER. Value figures are rounded to the nearest billion and growth percentages are rounded to the nearest tenth.

AstraZeneca Annual Report and Form 20-F Information 2014	15

Strategic Report            > Strategy

Marketplace continued

Regulatory requirements

A highly regulated industry reflects public demand for safe, effective and high-quality medicines. Delivering such medicines requires responsible testing, manufacturing and marketing, as well as maintaining important relationships worldwide with regulatory authorities. Such authorities include the FDA in the US, the EMA in the EU, the PMDA in Japan and the CFDA in China.

There is a global trend towards greater transparency of, and public access to, the regulatory submissions that support the approvals of new medicines. A recent example is the new EMA policy on publication of clinical data for medicinal products for human use, which provides for the publication of clinical reports that underpin the EMA’s decision making.

In 2014, several regulatory authorities introduced regulatory frameworks for the registration of biosimilar products. In most countries, these frameworks impose robust standards to ensure product safety, efficacy and quality. For more information about biosimilars, please see Patent expiries and genericisation opposite.

Increasingly, regulation and policy are aimed at fostering innovation. In the US, for example, the 21st Century Cures initiative, a bipartisan effort driven by the Energy and Commerce Committee of the US House of Representatives, is focused on accelerating the discovery, development and delivery of promising new treatments for patients. Draft legislation is expected to be introduced in 2015.

In Japan, the SAKIGAKE strategy is fostering a more favourable environment for drug development and accelerating the availability of currently unapproved medicines for serious and life-threatening diseases. The EU is currently piloting

$141bn Global investment in pharmaceutical R&D reached an estimated $141 billion in 2014, a 31% increase from $108 billion in 2006.

a programme to implement ‘adaptive licensing’ approaches, or ‘staggered approval’, to improve timely patient access to new medicines. In contrast, recent changes in China’s regulatory review process are lengthening new medicine approval periods to as long as five years, challenging the ability of pharmaceutical companies to deliver life-changing medicines and treat unmet medical need in China. However, proposed revisions to China’s Drug Administration Law, which are currently under review, may address this issue.

Despite efforts to harmonise regulations and achieve global convergence, regulations and their impact are increasing worldwide. Clinical trials that support product registration in a regulated jurisdiction must be relevant to the population and many countries require the inclusion of local patients in multinational studies. This can increase development complexity and costs. Also, regulatory authorities continue to implement new requirements and processes for patient safety data pre- and post-approval and to demand risk management plans and tailored post-approval commitments.

The growing complexity and globalisation of clinical studies, combined with pressure on industry and healthcare budgets, have led to an increase in public-private consortia. Such consortia, which include industry, academia

16	AstraZeneca Annual Report and Form 20-F Information 2014

and government bodies, aim to drive innovation, streamline regulatory processes and define and clarify approval requirements for new technology and approaches.

Pricing pressure

Pricing and reimbursement remain challenging in many markets. Most pharmaceutical sales are generated in highly regulated markets where governments, insurers and other private payers exert various controls on pricing and reimbursement, such as limitations on pharmaceutical spending and readmission costs. Austerity programmes are further constraining healthcare providers, while difficult economic conditions burden patients who pay out-of-pocket for medicines. Pharmaceutical companies must now expend significant resources to demonstrate the economic as well as therapeutic value of their medicines.

In the US, the Affordable Care Act (ACA) has had a direct impact on healthcare activities. It continues to reshape the market through various provisions designed to reduce cost and improve healthcare and patient outcomes. The ACA’s financial requirements include increased and expanded Medicaid mandatory rebates, the branded prescription drug fee, and efforts to close the coverage gap in the Medicare Part D prescription drug programme. We, along with other pharmaceutical companies, are working with policymakers and regulators to help contain costs, improve outcomes and promote an environment that fosters medical and scientific innovation.

Due to the US congressional failure to reach an agreement on raising the federal debt ceiling, ‘sequestration’ took effect in March 2013. Sequestration, which will remain in place until 2024, has resulted in broad federal spending cuts, including a 2% reduction in Medicare payments to healthcare providers. This reduction affects Medicare reimbursement rates for physician-administered products, which, in turn, places additional pricing pressure on our industry.

60%

World pharmaceutical market sales have increased by over 60% over the last ten years.

In Europe, governments continue to implement drug price control measures, including mandatory discounts, clawbacks and referencing rules. These measures are decreasing drug prices, particularly in the distressed economies of Spain, Romania and Greece. In France, price negotiations are particularly challenging due to budget pressures. In Germany, Europe’s largest pharmaceutical market, manufacturers must now prove the added benefit of their drug over existing alternatives. If no added benefit is shown, the drug is relegated to the German reference pricing system, which provides a single reimbursement level (or reference) for each drug group.

In China, pricing practices remain a priority for regulators. The triennial maximum retail drug price review continued in 2013, and, in 2014, authorities proposed plans to deregulate existing pricing controls and increasingly focus on setting and controlling reimbursement prices of drugs on the Regional and National Drug List. In India, the government imposed price controls on approximately 100 cardiovascular and diabetes drugs, including Crestor. In Japan, mandated biennial cuts are likely to continue. In Latin America, pricing is increasingly controlled by governments as, for example, in Colombia.

For more information about price controls and reductions and US healthcare reform, please see Risk from page 203

For more information about price regulation in our major markets, please see Geographical Review from page 220

Patent expiries and genericisation

Patent protection for pharmaceutical products is finite. Patents are expiring on some of the biggest-selling drugs ever produced and payers, physicians and patients have greater access to generic alternatives (both substitutable and analogue) in many important drug classes. These generic alternatives are primarily lower priced because generic manufacturers are largely spared the costs of R&D and market development. As a result, demand for generics is high. For prescriptions dispensed in the US in 2014, generics constituted 83.3% of the market by volume (2013: 82.2%).

Generic competition can also result from patent disputes or challenges before expiry. Increasingly, generics companies are launching products ‘at risk’, for example, before resolution of the relevant patent litigation. This trend, which is likely to continue, creates significant market presence for the generic version while the litigation remains unresolved. Given the unpredictable nature of patent litigation, some companies have settled such challenges on terms acceptable to the innovator and generic manufacturer. While competition authorities generally accept such agreements as a legitimate way to settle these disputes, they have questioned some settlements as being potentially problematic.

Biologics typically sustain longer periods of exclusivity than traditional small molecule pharmaceuticals, with less generic competition. With limited experience to date, the substitution of biosimilars for the original branded product has not followed the same pattern as generic substitution in small molecule products and, as a result, erosion of branded market share has not been as rapid. This is due to biologics’ complex manufacturing processes and the inherent difficulties in producing a biosimilar, which could require additional clinical trials. However, with regulatory authorities in Europe and the US continuing to implement abbreviated approval pathways for biosimilar versions, innovative biologics are likely to face increased competition.

Building trust

The pharmaceutical industry faces challenges in building and maintaining trust, particularly with governments and regulators. This reflects the past decade’s legal disputes between pharmaceutical companies and governmental and regulatory authorities. To address this challenge, companies are embedding a culture of ethics and integrity, adopting higher governance standards and improving relationships with employees, shareholders and other stakeholders.

Numerous companies, including those in the pharmaceutical industry, have been investigated by the China Public Security Bureau following allegations of bribery, and criminal and financial penalties have been imposed. Investigations by the DOJ and SEC under the Foreign Corrupt Practices Act are also continuing.

AstraZeneca Annual Report and Form 20-F Information 2014	17

Strategic Report > Therapy Area Review

Cardiovascular and Metabolic diseases continued

>	Mitsubishi Tanabe Pharma Corporation in the area of diabetic nephropathy to validate and progress novel research targets and molecules into clinical development
>	Shanghai Institutes of Biological Sciences in the area of CV diseases to study newly formed coronary vessels.

Cardiovascular disease

Hypertension (high blood pressure) and dyslipidaemia (abnormal levels of blood lipids) damage the arterial wall, which leads to atherosclerosis. Lipid-modifying therapy, primarily statins, is the primary treatment for atherosclerosis.

Acute Coronary Syndromes (ACS) is an umbrella term for sudden chest pain and other symptoms due to insufficient blood supply (ischaemia) to the heart. ACS is associated with considerable mortality and morbidity and a significant need exists to improve patient outcomes and reduce treatment costs.

We are a leader in the treatment of CVMD focused on bringing life-changing medicines to patients

Our 2014 focus

Brilinta/Brilique, one of our growth platforms, is an oral antiplatelet treatment for ACS in a new chemical class called cyclo-pentyl-triazolo-pyrimidines, which are selective adenosine diphospate (ADP) receptor antagonists that act on the P2Y12 ADP-receptor. Brilinta/Brilique is approved in over 100 countries, including the US, Canada and Brazil under the trade name Brilinta, and in the EU, Iceland and Norway under the trade name Brilique. It is currently under regulatory review in three additional countries. Brilinta/Brilique is the first P2Y12 receptor antagonist that also increases local endogenous adenosine levels by inhibiting ENT-1. Since launch, more than one million patients have been treated with Brilinta/Brilique, and it has been included in 13 major ACS treatment guidelines globally.

There were several important developments for Brilinta/Brilique in 2014. In July, the EMA updated the EU Summary of Product Characteristics providing further regulatory validation that Brilinta/Brilique differs from thienopyridines in its mode of action and by offering flexible oral administration. In August, the DOJ confirmed that it was closing its investigation into PLATO, a Brilinta/Brilique clinical trial. The closure of the investigation, which related to a 2013 civil investigative demand, reaffirms our confidence in Brilinta/Brilique and the integrity of the PLATO trial, and allows us to focus on delivering the full potential of Brilinta/Brilique to patients. In September, results from the Phase IV ATLANTIC study indicated that the profile of Brilinta/Brilique is comparable whether administered in a pre-hospital or in-hospital setting to ST segment elevation myocardial infarction (STEMI) patients. These results allow us to better understand the role of Brilinta/Brilique in treating STEMI patients and indicate that Brilinta/Brilique may be initiated in STEMI patients pre-hospital or in-hospital with no adverse impact on bleeding. In addition, in September 2014, the American Heart Association (AHA) and the American College of Cardiology (ACC) updated their guidelines for the management of non-ST-elevation acute coronary syndrome (NSTE-ACS) patients to support Brilinta as the preferred P2Y12 inhibitor for the management of NSTE-ACS patients who undergo an early invasive or ischaemia-guided strategy, or those who receive a coronary stent. This is the first time the AHA and ACC have recommended one oral antiplatelet over another in the treatment of ACS.

Lastly, in January 2015, we announced that the PEGASUS-TIMI 54 study, a large-scale outcomes trial involving over 21,000 patients under the PARTHENON programme, successfully met its primary efficacy endpoint. The study investigated two doses of Brilinta/Brilique on a background of low-dose aspirin versus placebo plus low-dose aspirin, in patients aged 50 and older with a history of heart attack and one additional CV risk factor. The primary efficacy endpoint was a composite of CV death, MI or stroke. While full evaluation of the data is ongoing, preliminary analysis did not reveal any unexpected safety issues. The results build on our understanding of the benefits of Brilinta/Brilique for patients with ACS and offer important clinical insights into its potential role for the longer-term prevention of CV events.

Crestor is approved in 109 countries for the treatment of dyslipidaemia and hypercholesterolaemia. In some markets, it is also indicated to slow the progression of atherosclerosis and reduce the risk of first CV events. Crestor has been shown to more effectively lower low-density lipoprotein (LDL-C) (so-called ‘bad cholesterol’) and achieve LDL-C goals than other statins, and to increase high-density lipoprotein cholesterol (HDL-C) (so-called ‘good cholesterol’) and reduce atherosclerotic plaque. Crestor, however, faces competition from atorvastatin (Lipitor) and other generic products, and patents protecting Crestor have been challenged in various jurisdictions. Details of these matters are included in Note 27 to the Financial Statements, from page 182.

Therapy area world market

(MAT/Q3/14)

$178.6bn
Annual worldwide market value

AstraZeneca Annual Report and Form 20-F Information 2014	37

Strategic Report > Therapy Area Review

Oncology

We have a deep-rooted heritage in oncology, which became our sixth growth platform in January 2015. Our vision is to help patients by redefining the cancer treatment paradigm.

Our marketed products

>	Arimidex (anastrozole) is an aromatase inhibitor used to treat breast cancer and has been shown to be significantly superior to tamoxifen at preventing breast cancer recurrence during and beyond the five-year treatment course.

>	Caprelsa (vandetanib) is a kinase inhibitor indicated to treat aggressive and symptomatic medullary thyroid cancer (MTC) in patients with unresectable locally advanced or metastatic disease.

>	Casodex (bicalutamide) is an anti-androgen therapy used to treat prostate cancer. It is used as a 50mg tablet for advanced prostate cancer and as a 150mg tablet for locally advanced prostate cancer.

>	Faslodex (fulvestrant) is an injectable estrogen receptor antagonist used to treat hormone receptor positive metastatic breast cancer in post-menopausal women with disease progression following anti-estrogen therapy.

>	Iressa (gefitinib) is an epidermal growth factor receptor tyrosine kinase inhibitor (EGFR-TKI) that acts to block signals for cancer cell growth and survival in EGFR mutation-positive (EGFR M+) advanced non-small cell lung cancer (NSCLC).
>	Nolvadex (tamoxifen citrate) is a widely used breast cancer treatment outside the US.

>	Lynparza (olaparib) is an oral poly ADP-ribose polymerase (PARP) inhibitor approved in the EU for the treatment of adult patients with platinum-sensitive relapsed BRCA-mutated (germline and/or somatic) high-grade serous epithelial ovarian, fallopian tube or primary peritoneal cancer. It is approved in the US for the treatment of patients with germline BRCA-mutated advanced ovarian cancer who have been treated with three or more prior lines of chemotherapy.

>	Zoladex (goserelin acetate implant), in one and three month subcutaneous or intra-muscular injections, is a luteinising hormone-releasing hormone (LHRH) agonist used to treat prostate cancer, breast cancer and certain benign gynaecological disorders. It has been shown to improve overall survival, both when used in addition to radical prostatectomy and radiotherapy and offers proven survival benefits for breast cancer patients with a favourable tolerability profile. It is approved in more than 130 countries.

Our strategic priorities

For more than 40 years, we have developed cancer drugs, many of which have increased survival rates for patients around the world. Today, we offer various hormone-based and targeted cancer therapies and are developing novel personalised and combination treatments to create significant value for patients and shareholders.

Significant unmet medical need remains however, for therapies that increase survival, cure rates and time to recurrence. Our vision is to help meet this need by redefining the cancer treatment paradigm through scientific innovation, accelerated clinical programmes and collaboration. In January 2015, oncology became our sixth growth platform with several potential submissions in 2015 and 2016. We aim to deliver six new cancer therapies by 2020, and 15 new NMEs and 20 new line extensions by 2023.

Our broad pipeline of next-generation medicines targets four main disease areas – breast, ovarian, lung and haematological cancers – through four key platforms: immunotherapy, tumour drivers and resistance mechanisms, DNA damage repair and antibody-drug conjugates.

Therapy area world market

(MAT/Q3/14)

$70.5bn
Annual worldwide market value

AstraZeneca Annual Report and Form 20-F Information 2014	41

Strategic Report            > Therapy Area Review

Respiratory, Inflammation and Autoimmunity

We have made significant progress across the pipeline. We are leveraging biologics in severe asthma and COPD, and developing several promising assets in inflammatory and autoimmune disease areas.

Our marketed products

>	Accolate (zafirlukast) is an oral leukotriene receptor antagonist used for the treatment of asthma.

>	Bricanyl Turbuhaler (terbutaline in a dry powder inhaler) is a short-acting beta2-agonist used for the acute treatment of bronchial-obstructive symptoms in asthma and COPD.

>	Duaklir Genuair (aclidinium/formoterol) is a dual bronchodilator (LAMA/LABA) intended for maintenance symptom control in COPD patients and is the only LAMA/LABA with strong evidence of effect on early morning, day and nighttime symptoms.

>	Eklira Genuair/Tudorza/Bretaris (aclidinium, a LAMA) is a 1st line treatment for symptomatic mild to moderate COPD patients in need of maintenance therapy.

>	Oxis Turbuhaler (formoterol in a dry powder inhaler) is a fast onset, long-acting beta2-agonist used for the treatment of bronchial-obstructive symptoms in asthma and COPD.

>	Pulmicort Turbuhaler/Pulmicort Flexhaler (budesonide in a dry powder inhaler) is an inhaled corticosteroid used for maintenance treatment of asthma.

>	Pulmicort Respules[1] (budesonide inhalation suspension) is a corticosteroid administered via a nebuliser for the treatment of asthma in both children and adults.

>	Rhinocort (budesonide) is a nasal steroid used as a treatment for allergic rhinitis (hay fever), perennial rhinitis and nasal polyps.
>	Symbicort pMDI (budesonide/formoterol in a pressurised metered-dose inhaler) is a combination of an inhaled corticosteroid and a fast onset, long-acting beta2-agonist used for maintenance treatment of asthma and COPD, including chronic bronchitis and emphysema in the US, Australia and some other markets.

>	Symbicort Turbuhaler (budesonide/formoterol in a dry powder inhaler) is a combination of an inhaled corticosteroid and a fast onset, long-acting beta2-agonist used for the maintenance treatment of asthma and COPD. In asthma, it is also approved for Symbicort Maintenance And Reliever Therapy (Symbicort SMART). Symbicort Turbuhaler is approved in many countries outside the US.

[1]	Teva holds an exclusive licence to sell a generic version of Pulmicort Respules in the US.

Our strategic priorities

Respiratory is an important platform for our return to growth. With an industry-leading pipeline, and the completion of the Almirall transaction in November 2014, we believe we are well positioned to grow our portfolio of marketed products.

Our goal is to establish a leading position in asthma and COPD treatment and strengthen our position in idiopathic pulmonary fibrosis (IPF) by delivering a range of differentiated inhaled therapies, including novel combinations and devices.

In the inflammation and autoimmunity (I&A) therapy area, we aim to develop innovative, first- and best-in-class therapies and by 2020, obtain approvals for six new therapies.

Asthma and COPD

Asthma is a common and chronic condition that affects the lung’s airways. Inflammation and narrowing of the airways may cause wheezing, breathlessness, chest tightness and coughing, and asthma is a major cause of chronic morbidity. The prevalence of asthma has increased over the last 20 years and asthma that is not well controlled by existing treatments remains a significant unmet medical need.

Therapy area world market (MAT/Q3/2014)

$102.8bn Annual worldwide market value
[1] Data corrected from 2013.

AstraZeneca Annual Report and Form 20-F Information 2014	45

Strategic Report > Business Review

Sales and Marketing

Overview

>	Sales and marketing teams in more than 100 countries

>	Sales increased by 22% in China, which is now our second largest market

>	Sales increased by 4% in the US due to strong performance by Symbicort, Brilinta and the diabetes franchise aided by the acquisition of BMS’s share in the diabetes alliance

>	Despite an austere macroeconomic climate, we continued to launch innovative medicines in Europe

>	Worked closely with payers and providers to help deliver cost-effective medicines

>	Increased access to healthcare through programmes in Latin America, the Middle East and Africa, and Asia Pacific, serving some 2.7 million people

>	Reaffirmed our commitment to ethical sales and marketing activity through employee training, monitoring, corrective actions and reporting

>	Began US government reporting on payments to physicians and teaching hospitals in compliance with The Physician Payments Sunshine Act

Organisation and approach

To improve health and bring benefits to patients around the world, we need to ensure the right medicines are available and that patients have access to them. To that end, our sales and marketing teams, which comprised around 34,800 employees at the end of 2014, are active in more than 100 countries. In most countries, we sell our medicines through wholly-owned local marketing companies. We also sell through distributors and local representative offices.

We market our products largely to primary care and specialty care physicians. We aim to meet their needs by having highly accountable local leaders who understand their customers and focus on business growth.

We group our Sales and Marketing function into three Commercial Regions – North America, Europe and International, together with Japan, one of our growth platforms. Our GPPS organisation develops global product strategies and drives commercial excellence, ensuring a strong customer focus and commercial direction in managing our pipeline and marketed products. All our efforts are underpinned by a commitment to operating responsibly and conducting sales and marketing activity in accordance with applicable laws and our values.

US

As the third largest prescription-based pharmaceutical company in the US, we have a 5.2% market share of US pharmaceuticals by sales value.

In 2014, sales in the US increased by 4% to $10,120 million (2013: $9,691 million; 2012: $10,655 million), driven by strong performance of our growth platforms, including Symbicort and Brilinta, and the impact of completing the acquisition of BMS’s share of the global diabetes alliance, partially offset by declines in revenue from

Nexium, Seroquel IR and Synagis.

The Affordable Care Act, which was enacted in March 2010, has had, and is expected to continue to have, a significant impact on our US sales and the US healthcare industry. In 2014, the overall reduction in our profit before tax for the year, due to discounts on branded pharmaceutical sales to Medicare Part D beneficiaries and an industry-wide excise fee, was $714 million (2013: $557 million).

For more information on pricing pressure and the ACA, please see Marketplace from page 14 and Geographical Review from page 220

While there is no direct governmental price control for commercial prescription drug sales in the US, some publicly funded programmes, such as Medicaid and TRICARE (Department of Veterans Affairs), have statutorily mandated rebates and discounts, which effectively serve as price controls for these programmes. Also, pressure on pricing and the availability and use of prescription drugs for commercial and public payers continues to increase. This is due to, among other things, an increased focus on generic alternatives. The increased use of generics is also due to rising patient co-insurance or co-payments for branded pharmaceuticals and budgetary

AstraZeneca Annual Report and Form 20-F Information 2014	59

Strategic Report            > Business Review

Sales and Marketing continued

policies of healthcare systems and providers, including policies about the use of ‘generics only’ formularies. In 2014, 83.3% of prescriptions dispensed in the US were generic compared with 82.2% in 2013. While the adoption of a broad national price-control scheme in the near future is unlikely, increased focus on pharmaceutical prices and their impact on healthcare costs is likely to continue.

Geographical Review from page 220

Europe

Our European business comprises Western and Eastern European markets, which include France, Germany, Italy, the UK, Spain, and the Nordic-Baltic countries. The total European pharmaceutical market was worth $216 billion in 2014. We are the tenth largest pharmaceutical company in Europe with a 2.7% market share of prescription sales by value.

In 2014, our sales in Europe decreased by 1% to $6,638 million (2013: $6,658 million). Key drivers of the decline were competition from Symbicort analogues, ongoing volume erosion of Atacand and Seroquel XR following loss of exclusivity and lower net pricing on Synagis. The continued austere, macroeconomic environment increased government interventions (for example, price and volume interventions) and increased trade across markets also affected sales. Despite these conditions, we continue to launch innovative medicines across Europe.

Geographical Review from page 220

Established Rest of World (ROW)*: opportunities and challenges

In 2014, sales in Japan decreased by 3% to $2,227 million (2013: $2,485 million) driven by generic competition and the impact of mandated biennial price cuts, partially offset by performance of growth platforms. We share the promotion of Crestor, Symbicort, Nexium and Forxiga with Japanese partners, who also distribute Nexium, Symbicort and Forxiga. In Japan, we are ranked third in the oncology market by sales of medicines. To maintain this important franchise, we launched Janssen Pharmaceutical K. K. and Janssen Pharmaceutical NV’s Zytiga (abiraterone acetate) for castration-resistant prostate cancer in 2014 as part of a 2013 co-promotion agreement with them.

In Canada, Provincial and Territorial payers, who represent nearly 55% of the market, have developed a structure for pan-Canadian product listings, which could restrict the introduction of new products into the public healthcare system. Private sector payers, representing the remaining 45%, are experimenting with tiered access programmes for large public and private employer groups. While reimbursement for new medicines is likely to remain, pricing pressure will increase.

Our sales in Australia and New Zealand declined by 13% in 2014. This was primarily due to the continued erosion of Crestor and Atacand by generic medicines. Nexium lost exclusivity in Australia in 2014 and generic medicines were launched.

*	Established ROW comprises Australia, Canada, New Zealand and Japan.

Geographical Review from page 220

Confirmed external breaches

Breaches of external sales and marketing codes and regulations

2014	6
2013	11
2012	10

Corrective actions

Related to breaches of Code of Conduct and Global Policies by Commercial employees and contractors

	Number of persons
Action taken	2014	2013
Removed from role[1]	213	187
Formal warning	454	568
Guidance and/or coaching	1,573	1,813
Total	2,240	2,568

[1]	In the majority of cases, this means dismissal or contract termination, but it can include resignation and demotion.

Emerging Markets: expansion and collaboration

Emerging Markets, as defined in Market definitions on page 239, comprise various countries with dynamic, growing economies. As outlined in Marketplace from page 14, these countries represent a major growth opportunity for the pharmaceutical industry due to strong demand and economic fundamentals.

Emerging Markets are not immune, however, to economic downturn. Market volatility is higher than in Established Markets and various political and economic challenges exist, including regulatory and government interventions.

AstraZeneca was the eighth largest, as measured by sales, and the third fastest-growing top 10 multinational pharmaceutical company in Emerging Markets in 2014, with revenues of $5,827 million. Our strongest growth opportunities include China, Russia, Africa, India, Indonesia, Malaysia, South Korea, Vietnam, Brazil, Argentina and Chile.

AstraZeneca is the second largest pharmaceutical company, as measured by sales, in China. We are driving sustainable growth through strategic brands investment, expanded hospitals coverage and systematic organisational capability improvements. Sales in China in 2014 increased by 22% to $2,242 million (2013: $1,840 million). We delivered sales growth at nearly double the growth rate of the market, and initiated several long-term market expansion programmes in therapy areas. The healthcare environment in China remains dynamic with opportunities arising from incremental healthcare investment, strong underlying demand and the emergence of innovative medicines.

Growth drivers for Emerging Markets include our new medicines, notably Brilinta, and our diabetes, respiratory, oncology, CV and gastrointestinal portfolios. To educate physicians on our broad portfolio, we are selectively investing in sales capabilities where opportunities from unmet medical need exist. We are also expanding our reach through multi-channel marketing.

We are also engaging in innovative collaborations to access novel science, technology and medicines to complement and strengthen our portfolio (such as

60	AstraZeneca Annual Report and Form 20-F Information 2014

Growth rates in this Geographical Review are expressed at CER unless otherwise stated.

2014 in brief

>	AstraZeneca is the third largest prescription-based pharmaceutical company in the US, with a 5.2% market share of US pharmaceuticals by sales value.
>	AstraZeneca is the tenth largest prescription-based pharmaceutical company in Europe, with a 2.7% market share of sales by value.
>	In the US, sales increased by 4% to $10,120 million (2013: $9,691 million; 2012: $10,655 million), driven by an increase in diabetes franchise sales, aided by the acquisition of BMS’s 50% interest in the diabetes alliance, as well as strong performance across our growth platforms, including Symbicort and Brilinta offset by the declines in revenue from Nexium, Seroquel IR and Synagis. Sales from our diabetes franchise increased by $644 million or 109% to $1,234 million.
>	Sales in Europe decreased by 1% to $6,638 million (2013: $6,658 million; 2012: $7,143 million). Key drivers of the decline were the ongoing volume erosion on Atacand and Seroquel XR following generic entry and the negative price and volume impacts primarily related to government pricing interventions. Crestor volumes declined 3% due to increased pressure from generic statins in a number of markets. Symbicort sales decreased to $1,462 million (2013: $1,502 million; 2012: $1,465 million) due to pricing pressure and the impact of Symbicort analogues. These challenges were partially offset by our growth platforms, including Brilique growth and the expansion of our diabetes portfolio following the acquisition of BMS’s interest in the joint diabetes alliance plus continued strong demand for Fluenz (2014: $70 million; 2013: $42 million; 2012: $3 million).
>	Established Rest of World sales decreased by 4% to $3,510 million (2013: $3,973 million; 2012: $5,080 million). Canada continued to be negatively impacted by erosion of Crestor and Nexium sales due to generic competition, with total sales down 1%. Sales in Australia were also lower due to generic competition to Crestor and Atacand. Sales growth in Japan declined by 3% to $2,227 million (2013: $2,485 million; 2012: $2,904 million), as a result of generic pressure on oncology products, Casodex and Arimidex, and the impact of the April
2014 mandated biennial price cut. Strong demand in Japan continued for Nexium and Crestor, with sales increasing to $860 million (2013: $815 million; 2012: $665 million).
>	Emerging Markets sales increased by 12% to $5,827 million (2013: $5,389 million, 2012: $5,095 million), with sales growth in China of 22%. Volume growth on Brilinta, our diabetes and respiratory franchises, Nexium and Crestor, was partially offset by pricing pressure, predominantly in China and Asia Pacific.

2013 in brief

>	AstraZeneca was the second largest prescription-based pharmaceutical company in the US, with a 5.3% market share of US pharmaceuticals by sales value.
>	AstraZeneca was the ninth largest prescription-based pharmaceutical company in Europe, with a 2.9% market share of sales by value.
>	In the US, sales were down 9% to $9,691 million (2012: $10,655 million; 2011: $13,426 million). Loss of exclusivity on Seroquel IR in March 2012, as well as the impact of generic competition, notably on Crestor and Toprol-XL, was only partially offset by strong performance across our growth platforms, including Brilinta, Symbicort and our diabetes franchise, which increased by $225 million or 62%. In 2013, our diabetes franchise included a full calendar year of revenue for Bydureon, Byetta and Symlin.
>	Sales in Europe were down 9% to $6,658 million (2012: $7,143 million; 2011: $9,224 million). Key drivers of the decline were the ongoing volume erosion on Atacand, Seroquel IR, Nexium, Arimidex and Meronem following entry of generic competition and the negative price and volume impacts primarily related to government interventions. Seroquel XR faced a difficult year, with loss of market share, lower pricing and generic entries. These challenges were only partially offset by our growth platforms, including Brilique growth and the expansion of our diabetes offering through the Amylin franchise, as well as strong demand for Fluenz, particularly in the UK.
>	Established Rest of World sales were down 10%. Canada continued to be negatively impacted by generic erosion on Crestor and Nexium, with total sales down 40%. Australian sales were also down as Crestor faced competition from generics. These trends were partially offset by growth in Japan, with sales up 4% to
$2,485 million, due to strong demand for Nexium following the lifting of restrictions on length of prescriptions in October 2012.
>	Emerging Markets sales increased by 8% to $5,389 million (2012: $5,095 million), with sales growth in China of 19%.

For more information about our products, please see the Therapy Area Review from page 32. Details of material legal proceedings can be found in Note 27 to the Financial Statements from page 182, and details of relevant risks are set out in the Risk section from page 203. For information on AstraZeneca’s market definitions, please see the Market definitions table on page 239. Sales figures in this Geographical Review are with reference to the customers’ location.

US

AstraZeneca is the third largest prescription-based pharmaceutical company in the US, with a 5.2% market share of US pharmaceuticals by sales value.

Sales in the US increased by 4% to $10,120 million (2013: $9,691 million; 2012: $10,655 million), driven by an increase in diabetes franchise sales, aided by the acquisition of BMS’s 50% interest in the diabetes alliance, as well as strong performance across our growth platforms, including Symbicort and Brilinta offset by the continued impact of generic competition and lower Synagis sales due to new guidelines issued by the American Academy of Pediatrics Committee on Infectious Disease. Sales from our diabetes franchise increased by $644 million or 109% to $1,234 million.

Brilinta sales of $146 million increased 100% in 2014. Brilinta continued its momentum in the US, becoming the largest selling branded Oral Antiplatelet (OAP) in US hospital purchase volumes in September 2014 and hospital discharge share for ACS, including both ST-Elevation and NSTE-ACS patients in the first half of 2014. Brilinta’s new-to-brand prescription share increased by 2.0 percentage points over 2013 to 8.2% in December 2014 and Brilinta achieved US branded leadership in OAP for the first time during the fourth quarter and in the December 2014 exit weekly share. Brilinta sales volume drivers included the closure in August 2014 of the PLATO investigation by the DOJ and gaining preference over clopidogrel in the American Heart Association and American College of Cardiology 2014 updated guidelines for the management of patients with NSTE-ACS.

AstraZeneca Annual Report and Form 20-F Information 2014	223

Additional Information

Geographical Review continued

Crestor continued to demonstrate resilience in the highly competitive statin market, 88% of which is generic. Crestor achieved sales of $2,918 million (2013: $2,912 million; 2012: $3,164 million) and a total prescription share within the statin market of 9.4% in December 2014. Crestor sales in 2014 were in line with 2013 sales, with higher average prices contributing 4% due to one-time prior year adjustments, largely offset by volume declines of 4%. Crestor’s existing patient base remained solid, representing 95% of Crestor’s volume. Crestor’s Commercial/ Medicare preferred access was 84% at the end of 2014 (2013: 84%; 2012: 87%). In 2014, Crestor was the second most prescribed branded pharmaceutical in the US.

Symbicort pMDI continued to deliver strong growth in the US, with sales up 23% to $1,511 million (2013: $1,233 million; 2012: $1,003 million), with a volume increase contributing 25% and prescription growth of 30.6% versus 2013. Symbicort achieved a 33.1% total prescription share in the month of December 2014, up 6.8 percentage points over the month of December 2013 in the ICS/LABA market.

On 1 February 2014, we completed our acquisition of BMS’s 50% interest in our joint diabetes alliance. The acquisition gave us ownership of the IP and global rights for the development, manufacturing and commercialisation of the diabetes business, which includes Onglyza, Komboglyze, Kombiglyze XR, Farxiga/Forxiga, Xigduo, Xigduo XR, Byetta, Bydureon, Myalept and Symlin.

Onglyza/Kombiglyze XR revenues in the US were up 82% to $481 million (2013: $265 million; 2012: $237 million) primarily driven by the acquisition noted above, partially offset by lower average net price and prescription volume. The underlying prescription volume slightly declined as compared with 2013 as declines in prescription market share were partially offset by growth in the market for DPP-4 inhibitors.

Bydureon revenues in the US were $374 million. Bydureon achieved a 4.4% total prescription market share gain in 2014 reflecting continued momentum of Bydureon with the launch of the Bydureon Pen in September 2014, with a total prescription market share of 20.7% of the rapidly growing GLP-1 market in December 2014. Byetta achieved sales of $199 million.

The Farxiga launch in February 2014 accelerated the growth of the SGLT-2 class of medicines by 115% post launch and grew the class prescribing base by 92%. By the end of December 2014, 170,807 patients were on Farxiga and Farxiga captured nearly one in three new SGLT-2 patient treatment decisions. The Xigduo XR launch in November 2014 is the first US approval of a once daily tablet combining an SGLT-2 inhibitor and metformin HCl extended-release and is an important addition to the diabetes franchise.

In 2014, sales of Synagis were down 19% to $499 million. A key driver of the decline was the newly issued guidelines from the American Academy of Pediatrics Committee on Infectious Disease that restricted patients eligible for preventive therapy with Synagis.

FluMist Quadrivalent launched in the US in 2013 as the first and only FDA-approved nasal spray flu vaccine to help protect against four strains of influenza. FluMist revenues in the US were up 10% to $218 million (2013: $199 million; 2012: $174 million) driven in part by a new preferential recommendation published in August 2014 by the US Centers for Disease Control and Prevention’s Advisory Committee on Immunization Practices for use of live attenuated influenza vaccine in eligible children aged two to eight.

Nexium was the fourth most prescribed branded pharmaceutical in the US. Nexium sales declined 12% to $1,876 million (2013: $2,123 million; 2012: $2,272 million) due primarily to volume erosion and pricing pressure. Nexium remains the branded market leader retaining significant prescription market share and volume within the proton pump inhibitor class. US sales benefited from the non-occurrence of a Nexium generic launch in 2014. However, we expect generic entry in the US in 2015.

The loss of exclusivity for Seroquel IR in March 2012 and unfavourable reserve adjustments for Medicaid liabilities and provisions taken on channel inventories resulted in negative sales for 2014 of $72 million (2013: negative $17 million; 2012: positive $697 million). The presence of generic competition has also impacted the prescription volume of Seroquel XR. Sales of Seroquel XR were down 1% to

$738 million (2013: $743 million; 2012: $811 million) driven by lower volume.

The Affordable Care Act (ACA), which was enacted in March 2010, has had, and is expected to continue to have, a significant impact on our US sales and the US healthcare industry as a whole. In 2014, the overall measurable reduction in our profit before tax for the year due to discounts on branded pharmaceutical sales to Medicare Part D beneficiaries and an industry-wide excise fee was $714 million (2013: $557 million; 2012: $483 million). This amount reflects only those effects of the ACA that we know have had or will have a direct impact on our financial condition or results of operations and which we are therefore able to quantify based on known and isolatable resulting changes in individual financial items within our Financial Statements. There are other potential indirect or associated consequences of the implementation of the ACA, which continue to evolve and which cannot be estimated but could have similar impacts. These include broader changes in access to, or eligibility for, coverage under Medicare, Medicaid or similar government programmes. These could indirectly impact our pricing or sales of prescription products within the private sector. By their nature and the fact that these potentially numerous consequences are not directly linked to a corresponding and quantifiable impact on our Financial Statements, it is not possible to accurately estimate the financial impact of these potential consequences of the ACA or related legislative changes when taken together with the number of other market and industry-related factors that can also result in similar impacts. Further details on the impact of the ACA are contained in Pricing pressure in the Marketplace section from page 14 and in the Risk section from page 203.

Currently, there is no direct governmental control of prices for commercial prescription drug sales in the US. However, some publicly funded programmes, such as Medicaid and TRICARE (Department of Veterans Affairs), have statutorily mandated rebates and discounts that have the effect of price controls for these programmes. Additionally, pressure on pricing, availability and use of prescription drugs for both commercial and public payers continues to increase. This is driven by, among other things, an increased focus on generic alternatives. Budgetary policies within

224	AstraZeneca Annual Report and Form 20-F Information 2014

healthcare systems and providers, including the use of generics only formularies, and increases in patient co-insurance or co-payments, are the primary drivers of increased generics use. In 2014, 83.3% of prescriptions dispensed in the US were generic. While widespread adoption of a broad national price-control scheme in the near future is unlikely, increased focus on pharmaceutical prices and their impact on healthcare costs is likely to continue for the foreseeable future.

Rest of World

Sales performance outside the US in 2014 was flat with sales of $15,975 million (2013: $16,020 million; 2012: $17,318 million) due to the ongoing impact of loss of exclusivity in 2014 of certain key products, competition from generic products and the continually challenging economic environment. This trend was partially offset by performance by our growth platforms, with Brilinta/Brilique up to $330 million (2013: $210 million; 2012: $70 million), our diabetes franchise up to $636 million (2013: $197 million; 2012: $86 million) and Symbicort up by 4% to $2,290 million (2013: $2,250 million; 2012: $2,191 million). Emerging Markets delivered a strong performance, up 12% with sales of $5,827 million (2013: $5,389 million; 2012: $5,095 million).

Europe

AstraZeneca is the tenth largest pharmaceutical company in Europe, with a 2.7% market share of prescription sales by value.

Despite a slight improvement in conditions, the macroeconomic environment remains challenging, with the ongoing impact of austerity measures leading to increased pressure on healthcare budgets. Most governments in Europe intervene directly to control the price, volume and reimbursement of medicines. Several governments have imposed price reductions and increased the use of generic medicines as part of healthcare expenditure controls. A number of countries are applying strict criteria for cost-effectiveness evaluations of medicines, which has delayed and reduced access to medicines for patients in areas of important unmet medical need. These and other measures all contribute to an increasingly difficult environment for branded pharmaceuticals in Europe.

Total sales in Europe were down 1% to $6,638 million (2013: $6,658 million; 2012: $7,143 million). Volume erosion on Seroquel

XR and Atacand following generic entries resulted in a decrease in sales of 21% to $512 million (2013: $641 million; 2012: $960 million). Crestor sales declined 3%, with a 1% reduction in volumes and 2% reduction in prices as a result of increased competition from generic statins in a number of countries, including France and Italy. Government interventions continue to impact both price and volume negatively.

Our growth platform sales partially offset these trends. Brilique sales reached $231 million (2013: $163 million; 2012: $57 million). Our diabetes franchise generated sales of $359 million (2013: $119 million; 2012: $50 million). Respiratory sales were negatively impacted by pricing pressure on Symbicort and the impact of Symbicort analogues, with sales declining to $1,462 million (2013: $1,502 million; 2012: $1,465 million), as volumes grew by 1%, while prices fell by 4%.

In Germany, sales increased by 5% to $693 million (2013: $657 million; 2012: $775 million), driven by strong growth across the diabetes portfolio, and the impact of our acquisition of BMS’s share of the global diabetes alliance. Total diabetes sales reached $108 million in 2014 (2013: $32 million; 2012: $11 million). Growth in diabetes was partly offset by the ongoing impact of market entries of generic versions of Atacand and Seroquel XR, as well as a Symbicort analogue.

In the UK and Ireland, sales increased by 3% to $832 million (2013: $766 million; 2012: $764 million), driven by strong growth across the diabetes portfolio, including the impact of our acquisition of BMS’s share of the diabetes alliance. Diabetes sales reached $68 million in 2014 (2013: $27 million; 2012: $7 million) and Brilique sales grew to $30 million (2013: $18 million; 2012: $4 million). The UK and Ireland experienced ongoing volume erosion on Seroquel XR following generic entries and a decline in Zoladex sales to $83 million (2013: $94 million; 2012: $100 million).

Sales in France decreased by 1% to $1,213 million (2013: $1,212 million; 2012: $1,314 million), driven largely by volume erosion on Atacand, Arimidex and Zoladex, following generic entries and subsequent government pricing interventions. Increased pressure from generic statins has adversely affected Crestor, with sales down 7% to $404 million (2013: $428 million; 2012: $424 million). France experienced growth of

Seroquel XR in 2014 of 31%, with sales reaching $77 million (2013: $59 million; 2012: $37 million), Brilique with $30 million of sales (2013: $18 million; 2012: $2 million) and diabetes with $52 million of sales (2013: $20 million; 2012: $11 million).

Sales in Spain and Italy were down by 3% to $497 million (2013: $507 million; 2012: $510 million) and by 8% to $688 million (2013: $737 million; 2012: $777 million), respectively, mainly driven by generic entries and the implementation of volume prescription controls associated with existing and new austerity measures.

Established ROW1

Established ROW sales decreased by 4% to $3,510 million (2013: $3,973 million; 2012: $5,080 million), driven by the continued impact of generic competition to Crestor, Nexium and Seroquel XR in Canada and volume erosion of Crestor and Atacand in Australia. Japan sales decreased 3%. The key products with sales growth in Established ROW in 2014 were Nexium, Symbicort, Brilinta, Byetta, and Onglyza.

Japan

Sales in Japan were $2,227 million, decreasing by 3% and negatively impacted on a reported basis by the revaluation of the Japanese yen (2013: $2,485 million; 2012: $2,904 million). Declining sales on Losec, Seroquel IR and other established oncology brands, as well as the impacts of the mandated biennial price cut and a recall of Nexium due to a packaging defect, were partially offset by continued strong performance from Nexium and Crestor.

Nexium achieved sales of $358 million (2013: $278 million; 2012: $78 million).

Crestor sales grew by 2%, retaining its position as the number one brand in the statin market in Japan. Symbicort sales grew by 30%, achieving a market share of 41.2%.

Sales were also negatively impacted by higher than expected generic pressure for our non-promoted oncology products (principally Casodex).

Canada

Due to the full year impact of the ‘at risk’ launch of a generic version of Seroquel XR in Canada in the first quarter of 2013, and the continued impact from the loss of exclusivity of Crestor in April 2012 and the ‘at risk’ launch of a generic version of Nexium in 2011, Canadian sales decreased

[1]	Canada, Japan, Australia and New Zealand.

AstraZeneca Annual Report and Form 20-F Information 2014	225

Additional Information

Geographical Review continued

by 1% to $590 million (2013: $637 million; 2012: $1,090 million). This decline was partially offset by performance by our diabetes franchise aided by our acquisition of BMS’s interest in the diabetes alliance and strong performance by Symbicort with sales up 8% to $159 million (2013: $146 million; 2012: $153 million).

Other Established ROW1

Sales in Other Established ROW declined by 13% to $693 million (2013: $851 million; 2012: $1,086 million). Sales in Australia declined by 13% to $658 million (2013: $817 million; 2012: $1,052 million) due to continued volume erosion on Crestor and Atacand following generic entries in 2013 and pricing pressure on other mature brands (Seroquel and Arimidex). Nexium sales declined following generic entry in Australia in August 2014.

Emerging Markets

In Emerging Markets, sales increased by 12% to $5,827 million (2013: $5,389 million; 2012: $5,095 million), which was principally driven by growth in China, Russia, Brazil and Argentina, and growth across a broad range of markets in our strategic growth platforms – Brilinta, and our diabetes and respiratory franchises.

In many of the larger markets, such as Brazil and Mexico, patients tend to pay directly for prescription medicines and consequently, these markets are at less risk of direct government interventions on pricing and reimbursement. In other markets, such as South Korea, Taiwan and Turkey, where governments pay for medicines, we are seeing continued efforts to reduce the cost of prescriptions in line with the efforts in Europe, Canada and Australia.

China

Sales in China (excluding Hong Kong) grew by 22% to $2,242 million (2013: $1,840 million; 2012: $1,512 million). AstraZeneca remained the second largest pharmaceutical company in China during 2014. We saw strong sales of Crestor and Symbicort, with sales growth of 47% and 78% respectively. Nexium and Pulmicort also continue to grow rapidly. In 2013, Brilinta was launched in China, and we have made positive progress on the listing of Brilinta, Byetta and Onglyza into key hospitals. We continued to increase our number of employees and we now have the largest sales force among multinational pharmaceutical companies in China. The number of hospitals covered grew by 40%.

Other Emerging Markets2

We continued to build our presence in Russia, with sales growing by 18% to $312 million (2013: $310 million; 2012: $314 million) from strong performance in the retail segment. To increase access to our medicines, we established patient affordability programmes in 27 regions. The Russian market grew by 10% during 2014, with AstraZeneca outperforming the market as a result of growth in retail market share, especially from Crestor, Faslodex and Symbicort. We have 550 clinical trial sites in 37 cities. Our new production facility in Vorsino is expected to commence commercial production in 2015.

The Latin American pharmaceutical market continues to grow. However, in many countries, growth is being predominantly captured by generics, branded generics and private label product offerings. Sales were up 8% to $1,181 million (2013: $1,188 million; 2012: $1,331 million) driven principally by Brazil, which grew by 10% to $451 million (2013: $447 million; 2012: $497 million), following successful launch of Forxiga and continued strong uptake of Brilinta. Sales in Argentina also grew rapidly by 36% and although Mexico has been impacted by penetration of generic products in the market, sales grew by 5% to $210 million (2013: $206 million; 2012: $243 million), driven by the diabetes and respiratory growth platforms and as inventory held in the supply chain by customers stabilised following a reduction in 2013.

In the Middle East and Africa, despite political challenges arising from the ‘Arab Spring’ revolutions of 2012 and broader political conflict, sales grew by 7%, driven by strong growth in Egypt, the Gulf states, several emerging markets in Africa as well as steady growth in Turkey. Sales were flat in South Africa and declined by 7% in Saudi Arabia as a result of generic entries and pricing interventions. Sales in Asia increased by 7% to $948 million (2013: $900 million; 2012: $829 million) led by South Korea, where sales grew 8% to $314 million (2013:

$280 million; 2012: $239 million) driven by Brilinta, our diabetes franchise and Nexium. Sales grew at double-digit rates in Vietnam, Malaysia, Indonesia and India, offsetting a modest decline in sales in Thailand by 3% to $79 million (2013: $87 million; 2012: $97 million) as a result of government interventions and generic competition to Crestor.

Launches in Emerging Markets in 2014 included: Brilinta in Saudi Arabia, Turkey, South Africa and Venezuela; Forxiga in 11 markets, including Brazil, Russia, Mexico, Argentina, South Korea and Malaysia; Bydureon in Colombia, Kuwait and South Korea; and Zinforo in Brazil and Mexico.

[1]	Australia and New Zealand.
[2]	Emerging Markets excluding China.

226	AstraZeneca Annual Report and Form 20-F Information 2014

Glossary

Market definitions

Region	Country
US	US
Europe	Albania*	Cyprus*	Germany	Kazakhstan	Poland	Sweden
	Austria	Czech Republic	Greece	Latvia*	Portugal*	Switzerland
	Belarus*	Denmark	Hungary	Lithuania*	Romania	UK
	Belgium	Estonia*	Iceland*	Luxembourg*	Serbia and Montenegro*	Ukraine*
	Bosnia and Herzegovina*	Finland	Ireland	Malta*	Slovakia
	Bulgaria	France	Israel*	Netherlands	Slovenia*
	Croatia	Georgia*	Italy	Norway	Spain
Established ROW	Australia	Japan
	Canada	New Zealand
Emerging Markets	Algeria	Colombia	Indonesia	Netherlands Antilles*	Saudi Arabia	Turkey
	Argentina	Costa Rica	Iran*	Nicaragua	Singapore	United Arab Emirates
	Aruba*	Cuba*	Iraq*	Oman*	South Africa	Uruguay*
	Bahamas*	Dominican Republic*	Jamaica*	Other Africa*	South Korea	Venezuela
	Bahrain*	Ecuador	Jordan*	Pakistan*	Sri Lanka*	Vietnam*
	Barbados*	Egypt	Kuwait*	Palestine*	Sudan*	Yemen*
	Belize	El Salvador	Lebanon*	Panama	Syria*
	Bermuda*	Guatemala	Libya*	Peru	Taiwan
	Brazil	Honduras	Malaysia	Philippines	Thailand
	Chile	Hong Kong	Mexico	Qatar*	Trinidad and Tobago*
	China	India	Morocco	Russia	Tunisia*

*	IMS Health, IMS Midas Quantum Q3 2014 data is not available or AstraZeneca does not subscribe for IMS Health quarterly data for these countries.

The above table is not an exhaustive list of all the countries in which AstraZeneca operates, and excludes countries with revenue in 2014 of less than $1 million.

Established Markets means US, Europe and Established ROW.

Other Established ROW means Australia and New Zealand.

Other Emerging Markets means all Emerging Markets except China.

Other Africa includes Angola, Botswana, Ethiopia, Ghana, Kenya, Mauritius, Mozambique, Namibia, Nigeria, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe.

Asia Area comprises India, Indonesia, Malaysia, Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand and Vietnam.

US equivalents

Terms used in this Annual Report	US equivalent or brief description
Accruals	Accrued expenses
Allotted	Issued
Called-up share capital	Issued share capital
Creditors	Liabilities/payables
Debtors	Receivables and prepaid expenses
Earnings	Net income
Employee share schemes	Employee stock benefit plans
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Loans	Long-term debt
Prepayments	Prepaid expenses
Profit	Income
Profit and loss account	Income statement/consolidated statement of comprehensive income
Share premium account	Premiums paid in excess of par value of Ordinary Shares
Short-term investments	Redeemable securities and short-term deposits

AstraZeneca Annual Report and Form 20-F Information 2014	239

Additional Information

Important information for readers of this Annual Report

Cautionary statement regarding forward-looking statements

The purpose of this Annual Report is to provide information to the members of the Company. The Company and its Directors, employees, agents and advisers do not accept or assume responsibility to any other person to whom this Annual Report is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995 and the UK Companies Act 2006, we are providing the following cautionary statement: This Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Forward-looking statements are statements relating to the future which are based on information available at the time such statements are made, including information relating to risks and uncertainties. Although we believe that the forward-looking statements in this Annual Report are based on reasonable assumptions, the matters discussed in the forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those expressed or implied by these statements. The forward-looking statements reflect knowledge and information available at the date of the preparation of this Annual Report and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things, those factors identified in the Risk section from page 203 of this Annual Report. Nothing in this Annual Report should be construed as a profit forecast.

Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates

AstraZeneca’s determination of non-GAAP measures together with our presentation of them within our financial information may differ from similarly titled non-GAAP measures of other companies.

Statements of competitive position, growth rates and sales

In this Annual Report, except as otherwise stated, market information regarding the position of our business or products relative to its or their competition is based upon published statistical sales data for the 12 months ended 30 September 2014 obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. Unless otherwise noted, for the US, dispensed new or total prescription data and audited sales data are taken, respectively, from IMS Health National Prescription Audit and IMS National Sales Perspectives for the 12 months ended 31 December 2014; such data is not adjusted for Medicaid and similar rebates. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue with competitors’ and total market sales revenues for that period. Except as otherwise stated, growth rates are given at CER. For the purposes of this Annual Report, unless otherwise stated, references to the world pharmaceutical market or similar phrases are to the 54 countries contained in the IMS Health database, which amounted to approximately 96% (in value) of the countries audited by IMS Health.

AstraZeneca websites

Information on or accessible through our websites, including www.astrazeneca.com, www.astrazenecaclinicaltrials.com and www.medimmune.com, does not form part of and is not incorporated into this Annual Report.

External/third party websites

Information on or accessible through any third party or external website does not form part of and is not incorporated into this Annual Report.

Figures

Figures in parentheses in tables and in the Financial Statements are used to represent negative numbers.

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